SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           --------------------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                           ---------------------------

                            GREAT LAKES REIT, INC.
                               (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                  390752 10 3
                                (Cusip Number)

                           ---------------------------

                            HAROLD J. SCHAAFF, JR.
                     MORGAN STANLEY ASSET MANAGEMENT INC.
                          1221 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10020
                                (212) 296-7000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           --------------------------

                                   COPY TO:
                          Leonard B. Mackey, Jr, Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000

                           --------------------------

                               NOVEMBER 19, 1996
            (Date of event which requires filing of this statement)


-------------------------------------------------------------------------------
<square>  Check  box  if  the filing person has previously filed a statement on
     Schedule 13G to report  the  acquisition  which  is  the  subject  of this
     Schedule  13D, and is filing this schedule because of Rule 13d-1(b)(3)  or
     (4).

<square> Check box if a fee is being paid with the statement.
-------------------------------------------------------------------------------

NG16065.1

CUSIP No. 390752 10 3                       13D                                    Page 2

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY INSTITUTIONAL FUND, INC. - U.S. REAL ESTATE PORTFOLIO
                    I.R.S.# 13-3808424

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                   (a) <checked-box>
                                                                                   (b) <square>
      3.       SEC USE ONLY

      4.       SOURCES OF FUNDS
                                             WC

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                       <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland


           NUMBER OF                 7.       SOLE VOTING POWER

             UNITS                                           0

         BENEFICIALLY                8.       SHARED VOTING POWER

           OWNED BY                                       643,150*

             EACH                    9.       SOLE DISPOSITIVE POWER

           REPORTING                                            0

          PERSON WITH                10.      SHARED DISPOSITIVE POWER

                                                           643,150*

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           643,150*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                       <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             7.2%*

      14.      TYPE OF REPORTING PERSON

               IV, CO

* Includes 33,150 Class A Convertible Preferred shares of the Issuer that are exercisable on a one-to-one basis into Common Stock of the Issuer.

CUSIP No. 390752 10 3                      13D                                     Page 3



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY SICAV SUBSIDIARY S.A.

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) <checked-box>
               (b) <square>                (a) <checked-box>
      3.       SEC USE ONLY


      4.       SOURCES OF FUNDS
                                            AF

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                       <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Luxembourg


           NUMBER OF                        7.       SOLE VOTING POWER

             UNITS                                                   0

         BENEFICIALLY                       8.       SHARED VOTING POWER

           OWNED BY                                                  411,189*

             EACH                           9.       SOLE DISPOSITIVE POWER

           REPORTING                                                 0

          PERSON WITH                       10.      SHARED DISPOSITIVE POWER

                                                                     411,189*

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            411,189*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                       <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            4.6%*

      14.      TYPE OF REPORTING PERSON

                                            OO

* Includes 21,189 Class A Convertible Preferred shares that are exercisable on a one-to-one basis into Common Stock of the Issuer.

CUSIP No. 390752 10 3                       13D                                    Page 4



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY SICAV - U.S. REAL ESTATE SECURITIES FUND

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                   (a) <checked-box>
                                                                                   (b) <square>

      3.       SEC USE ONLY


      4.       SOURCES OF FUNDS

                                            WC

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                       <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Luxembourg


           NUMBER OF                        7.       SOLE VOTING POWER

             UNITS                                                   0

         BENEFICIALLY                       8.       SHARED VOTING POWER

           OWNED BY                                              411,189*

             EACH                           9.       SOLE DISPOSITIVE POWER

           REPORTING                                                 0

          PERSON WITH                       10.      SHARED DISPOSITIVE POWER

                                                                  411,189*


      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            411,189*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                       <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             4.6%*

      14.      TYPE OF REPORTING PERSON
                                             OO

* Includes 21,189 Class A Convertible Preferred shares of the Issuer that are exercisable on a one-to-one basis into Common Stock of the Issuer. Morgan Stanley SICAV beneficially owns the shares reported herein as the owner of all outstanding capital of Morgan Stanley SICAV Subsidiary S.A. This holding is being simultaneously reported herein by Morgan Stanley SICAV Subsidiary S.A.

CUSIP No. 390752 10 3                       13D                                    Page 5



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY ASSET MANAGEMENT INC.
                    I.R.S.# 13-3040307

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                   (a) <checked-box>
                                                                                   (b) <square>
      3.       SEC USE ONLY


      4.       SOURCES OF FUNDS

                                            OO

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                       <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


           NUMBER OF                        7.       SOLE VOTING POWER

             UNITS                                                   0

         BENEFICIALLY                       8.       SHARED VOTING POWER

           OWNED BY                                             1,054,339*

             EACH                           9.       SOLE DISPOSITIVE POWER

           REPORTING                                                 0

          PERSON WITH                       10.      SHARED DISPOSITIVE POWER

                                                                1,054,339*


      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,054,339*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                       <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            11.8%*

      14.      TYPE OF REPORTING PERSON

               IA, CO

* Includes 54,339 Class A Convertible Preferred shares of the Issuer, exercisable on a one-to-one basis into Common Stock. Morgan Stanley Asset Management Inc. may be deemed to beneficially own the shares reported herein in its capacity as the investment adviser of Morgan Stanley Institutional Fund, Inc. and Morgan Stanley SICAV Subsidiary S.A., whose holdings are being simultaneously reported herein.

CUSIP No. 390752 10 3                       13D                                    Page 6



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY GROUP INC.
                    IRS# 13-283-8811

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                   (a) <checked-box>
                                                                                   (b) <square>

      3.       SEC USE ONLY


      4.       SOURCES OF FUNDS

                                            OO

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                       <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware



           NUMBER OF                        7.       SOLE VOTING POWER

             UNITS                                                   0

         BENEFICIALLY                       8.       SHARED VOTING POWER

           OWNED BY                                               1,054,339*

             EACH                           9.       SOLE DISPOSITIVE POWER

           REPORTING                                                  0

          PERSON WITH                       10.      SHARED DISPOSITIVE POWER

                                                                  1,054,339*

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,054,339*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                       <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            11.8%*

      14.      TYPE OF REPORTING PERSON

               IA, CO

* Includes 54,339 Class A Convertible Preferred shares of the Issuer, exercisable on a one-to-one basis into Common Stock. Morgan Stanley Group Inc. may be deemed to beneficially own the shares reported herein in its capacity as the owner of all the outstanding capital of Morgan Stanley Asset Management Inc. This holding is being simultaneously reported herein by Morgan Stanley Asset Management Inc.

                     AMENDMENT NO. 2 TO SCHEDULE 13D


     This Statement, which is being filed jointly by Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio ("MSIF"), Morgan Stanley SICAV Subsidiary S.A. (the "SICAV Subsidiary"), Morgan Stanley SICAV - U.S. Real Estate Securities Fund ("MSSICAV"), Morgan Stanley Asset Management Inc. ("MSAM") and Morgan Stanley Group Inc. ("MSGI") (each a "Filing Person" and collectively, the "Filing Persons"), constitutes Amendment No. 2 to the Statement on Schedule 13D relating to shares of Common Stock, par value $.01 per share (the "Shares"), of Great Lakes REIT, Inc., a Maryland Corporation (the "Issuer") originally filed by MSIF, the SICAV Subsidiary, MSSICAV, MSAM and MSGI with the Commission on August 30, 1996, as amended by Amendment No. 1 thereto filed with the Commission on October 16, 1996 (as amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The following is added to Item 5(c):

           On November 19, 1996, MSIF and the SICAV Subsidiary, in a transaction effected by MSAM as investment adviser, acquired 300,000 shares of Common Stock and 16,301 shares of Preferred Stock. Of this, MSIF acquired 212,000 shares of Common Stock and 11,500 shares of Preferred Stock (for an aggregated purchase price of $2,756,000) and the SICAV Subsidiary acquired 88,000 shares of Common Stock and 4,801 shares of Preferred Stock (for an aggregated purchase price of $1,144,000). The Common Stock and Preferred Stock were purchased in the aggregate and not for a specific price per share. The transaction described herein took place in Chicago, Illinois. Other than the purchases described in this Amendment No. 2, none of Filing Persons have made any transactions within the past 60 days.

           As had been contemplated by MSAM, MSIF and the SICAV Subsidiary, MSAM, prior to the closing on November 19, 1996, in its capacity as investment adviser to MSIF and the SICAV Subsidiary, reallocated the amount of Common Stock and Preferred Stock that each of MSIF and the SICAV Subsidiary was to receive on November 19, 1996, resulting in MSIF acquiring 44,000 additional shares of Common Stock and 2,371 additional shares of Preferred Stock from that originally contemplated in the initial Schedule 13D filing. The foregoing allocations to MSIF resulted in a corresponding decrease in shares beneficially owned by the SICAV Subsidiary and MSSICAV.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The following is added to Item 6:

       There exists an agreement of Joint Filing (previously filed as Exhibit 7.1) between the Filing Persons with respect to the filing of this Amendment No. 2 to the Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Not Applicable.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996

                            MORGAN STANLEY INSTITUTIONAL FUND, INC. -
                              U.S. REAL ESTATE PORTFOLIO

                            /S/ HAROLD SCHAAFF, JR.
                            ---------------------------------------------------
                            Name:  Harold Schaaff, Jr.
                            Title:   Vice President



                            MORGAN STANLEY SICAV - U.S. REAL ESTATE SECURITIES FUND


                            /S/ KAREN FROST
                            ---------------------------------------------------
                            Name:  Karen Frost
                            Title:   Vice President



                            MORGAN STANLEY SICAV SUBSIDIARY S.A.


                            /S/ KAREN FROST
                            ---------------------------------------------------
                            Name: Karen Frost
                            Title:  Vice President



                            MORGAN STANLEY ASSET MANAGEMENT INC.


                            /S/ HAROLD SCHAAFF, JR.
                            ---------------------------------------------------
                            Name:  Harold Schaaff, Jr.
                            Title:   General Counsel



                            MORGAN STANLEY GROUP INC.


                            /S/ STUART BRESLOW
                            ---------------------------------------------------
                            Name:  Stuart Breslow
                            Title:    Principal